

Kent Kemmish(tree) · 2nd in

I am not a scientist, I am dynamite.

San Francisco Bay Area · 500+ connections · Contact info

demonpore

University of Arizona

Experience

Chief Exorcist Officer

demonpore

Jan 2018 – Present · 3 yrs 5 mos

Advanced scientific instruments disguised as toys™.

"New directions in science are launched by new tools much more often than by new concepts."
—Freeman Dyson

"Well, I'm standing next to a mountain, I chop it down with the edge of my hand." -Jimi Hendrix

Technical Recruiter

Fathom Computing

Sep 2016 – Dec 2017 · 1 yr 4 mos

Menlo Park

Most important recruiting I ever did, for what may very well become the first generally superintelligent artificial brain.

Technical Recruiter

Synthego Corporation

Sep 2013 – Feb 2015 · 1 yr 6 mos

Recruited for the early team that gave birth to a unicorn. Was a handful of brilliant driven engineers and scientists when I was around. Now it's the world's premiere supplier of CRISPR technologies.



Just a hint...

CVO

Halcyon Molecular

2008 – Mar 2012 · 4 yrs

Redwood City, CA

We were the first Earthlings to stretch DNA molecules into air.
We could place them with nanometer precision onto arbitrary surfaces--molecular canvases like graphene and silicon.
We also built blender-sized electron microscopes, led the world in knowing how to ...see more

Molecular threading

Halcyon team

Visiting Scholar
The Biodesign Institute
May 2006 – Dec 2008 · 2 yrs 8 mos

Worked on Aubrey de Grey's LysoSENS project under Prof. Bruce Rittmann.
http://www.sens.org/sens-research/research-themes/lysosens
We found the first enzymes shown to break down A2E, a molecule that builds up naturally during ageing and which contributes to age-related macular degeneration.- ...see more

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Education

University of Arizona
2003 – 2008

Skills & endorsements

Genetics · 99+

Endorsed by **David R. Bachinsky, Ph.D., who is highly skilled at this**

Endorsed by **3 of Kent's colleagues at Synthego Corporation**

Biotechnology · 78

Endorsed by **Andre Watson and 5 others who are highly skilled at this**

Endorsed by **2 of Kent's colleagues at Synthego Corporation**

Science · 62

Endorsed by **Alex Zhavoronkov and 4 others who are highly skilled at this**

Endorsed by **2 of Kent's colleagues at demonpore**

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Recommendations

Received (1) Given (0)

Andre Watson
Chairman & CEO @ Ligandal | Regenerative #nanomedicine and #biodefense entrepreneur developing #SARS-BLOCK™ peptides for #COVID19 & targeted #genetherapy @Forbes #30Under30 #Healthcare 2021
September 18, 2015, Andre worked with Kent but at different companies

Kent is hellbent on making a meaningful dent in the world. His mind never falls short of creating a new standard for solving problems and, with time and a sound business strategy, his inventions have potential applications to numerous industries. I fully support Kent in his most recent mission with De... See more

Accomplishments

3 **Publications**

Molecular Threading: Mechanical Extraction, Stretching and Placement of DNA Molecules from a Liquid-Air Interface • Capillary electrophoretic separation-based approach to determine the labeling kinetics of oligodeoxynucleotides • Medical bioremediation: a concept moving toward reality.